TE Connectivity Ltd. Rheinstrasse 20 CH-8200 Schaffhausen Switzerland

April 1, 2014

BY EDGAR CORRESPONDENCE

Mr. Kevin L. Vaughn

Accounting Branch Chief
Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	TE Connectivity Ltd.
Response to Staff Comments on:
Form 10-K for the Fiscal Year ended September 27, 2013
Form 8-K dated January 22, 2014
Filed January 22, 2014
File No. 001-33260

Dear Mr. Vaughn:

This letter responds to your letter dated March 20, 2014, relating to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the above-referenced filings of TE Connectivity Ltd., a Swiss company (“TE Connectivity” or the “Company” or “we,” “us” or “our”). The responses to the Staff’s comments are numbered to correspond to the comments in your letter.

Form 10-K for the fiscal year ended September 27, 2013

Note 13. Commitments and Contingencies, page 109

1.              We [sic] that in connection with an IRS settlement, you recognized an income tax benefit of $331 million and other expense of $231 million during fiscal 2013 pursuant to the Tax Sharing Agreement with Tyco International and Covidien. Please clarify for us the nature of each of these components. Clarify why these amounts are recorded separately. Discuss how these items relate to your overall tax sharing agreement with Tyco International and Covidien. Cite any accounting literature you have relied upon and how you applied it to your situation. Refer to the guidance in FASB ASC Topics 450, 460 and 740.

Response:  During the third quarter of fiscal 2007, Tyco International completed the spin-offs of the Company and Covidien (the “Separation”). Tyco International’s tax structure prior to the Separation was composed of several income tax filing groups that submitted separate consolidated income tax returns to the relevant taxing authorities. In connection with the Separation, these groups, and the legal entities that constituted them, were aligned under one of the post Separation entities (the Company, Tyco International, or Covidien). As a result, each of the Company, Tyco International, and Covidien was encumbered with tax liabilities for unresolved tax matters where it was the primary obligor to the relevant taxing authorities, and each company’s consolidated financial statements reflected those tax liabilities. These income tax liabilities represent obligations to the taxing authorities that were deemed probable and were not reduced for any contractual sharing arrangements between the three companies.

In connection with the Separation, the Company entered into a Tax Sharing Agreement (“TSA”), under which the Company shares responsibility for certain U.S. income tax liabilities that arise from adjustments made by taxing authorities to the Company’s, Tyco International’s, and Covidien’s U.S. pre-separation income tax returns. The Company, Tyco International, and Covidien share responsibility based upon a sharing formula of 31%, 27%, and 42%, respectively. The effect of the TSA is to indemnify the Company for 69% of certain liabilities settled in cash by the Company with respect to unresolved pre-separation tax matters. At the time of the Separation, the Company reflected the indemnities made to it by Tyco International and Covidien under the TSA as indemnification assets (or receivables) in its consolidated financial statements. To initially assess the recognition of the assets arising under the TSA, the Company referred to the framework provided in ASC 410-30, Environmental Obligations. Paragraph 410-30-35-8 provides that an environmental remediation liability should be determined independently from any potential claim for recovery, and an asset relating to the recovery shall be recognized only when realization of the claim for recovery is deemed probable.

The recognition of an indemnification asset is also supported by analogy to ASC 805, Business Combinations. Specifically, paragraph 805-20-30-19 of ASC 805 provides, in part:

“… Alternatively, an indemnification may relate to an asset or a liability, for example, one that results from an uncertain tax position that is measured on a basis other than acquisition-date fair value. (Paragraph 805-20-30-13 identifies the business-combination-related measurement requirements for income taxes.) Paragraph 805-20-25-28 establishes that in those circumstances, the indemnification asset shall be recognized and measured using assumptions consistent with those used to measure the indemnified item, subject to management’s assessment of the collectibility of the indemnification asset and any contractual limitations on the indemnified amount.”

In the first quarter of fiscal 2013, the IRS issued to Tyco International special agreement Forms 870-AD for multiple tax filing groups that submitted separate consolidated income tax returns for the fiscal periods 1997 through 2000. For several of these tax filing groups the Company is the primary obligor to the IRS for any tax liabilities that arise from adjustments made by the IRS to previously filed income tax returns. In these forms the IRS made adjustments to taxable income and assessed deficiencies of tax for a number of issues identified and resolved in the IRS field audit and appeals process. Tyco International agreed to these adjustments and signed the Forms 870-AD. Tyco International’s acceptance of the IRS adjustments resolved all of the tax matters for fiscal periods 1997 through 2000 with the exception of one issue that remains in dispute. The disputed issue relates to the tax treatment of certain intercompany debt transactions and the IRS and Tyco International were unable to resolve this matter through the IRS appeals process and are in the process of resolving it in the U.S. Tax Court.

In accordance with the uncertain tax positions provisions of ASC 740, Income Taxes, the Company had previously recorded income tax liabilities for uncertain tax positions for which the Company is the primary obligor to the IRS. In the first quarter of fiscal 2013 the Company determined that the receipt and the acceptance of Forms 870-AD by Tyco International qualified as an effective settlement under paragraphs 740-10-25-9 and 740-10-25-10. The effective settlement was applicable to all U.S. federal and related state uncertain tax positions for the fiscal years 1997 through 2000, with the exception of the one issue that remains in dispute with the IRS. In accordance with paragraph 740-10-25-8(b), the Company recorded an income tax benefit of $331 million with a corresponding decrease in the liability for uncertain tax positions for those matters that were deemed effectively settled during the period.

Concurrently, the Company recorded a corresponding decrease to its indemnification assets and recognized other expense of $231 million to reflect the decrease in the Company’s claim under the TSA for reimbursement from Tyco International and Covidien relative to the $331 million effective settlement and decrease in uncertain tax positions.

These amounts were recorded separately on the Company’s Consolidated Statement of Operations because the TSA is an executory contract among the parties; therefore, the indemnities from Tyco International and Covidien are not tax positions as defined within ASC 740, Income Taxes, and the ASC Master Glossary. Additionally, ASC 740-10-30-3 states, “[t]otal income tax expense (or benefit) for the year is the sum of deferred tax expense (or benefit) and income taxes currently payable or refundable.” This definition precludes the inclusion of the contractual indemnifications created under the TSA.

Form 8-K dated January 22, 2014

2.              We note that you present forward-looking non-GAAP financial measures such as Adjusted EPS. Regulation G requires you to provide a reconciliation of the forward looking non-GAAP measure to the appropriate forward-looking GAAP measure. If the forward-looking GAAP measure is not accessible, you are required to disclose that fact and provide reconciling information that is available without an unreasonable effort. Further, you must identify the information that is unavailable and disclose its probable significance. Please revise future filings to provide the information required by Regulation G.

Response:  The Company advises the Staff that in all applicable future filings, we will provide a reconciliation of any forward-looking non-GAAP financial measure with the corresponding forward-looking GAAP financial measure that is available without unreasonable effort or, if a forward-looking GAAP measure is not accessible, we will identify the information and disclose its probable significance.

The Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like additional information, please contact the undersigned at 610-893-9403.

Very truly yours,

TE CONNECTIVITY LTD.

By:	/s/ Robert W. Hau
Robert W. Hau
Executive Vice President and Chief Financial Officer
TE Connectivity Ltd.